UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Telecom Italia S.p.A.

(Name of issuer)

Ordinary shares, nominal value euro 0.55 par value each

(Title of class of securities)

87927W10

(CUSIP number)

Consuelo Barbé Capdevila Telefónica, S.A. Ronda de la Comunicación s/n 28050 Madrid, Spain Telephone: (+34) 91 4823733

(Name, address and telephone number of person authorized to receive notices and communications)

February 29, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 87927W10	Page 2 of 7 Pages

(1)	Names of reporting persons TELEFÓNICA, S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization THE KINGDOM OF SPAIN
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power [None]
	(8)	Shared voting power 3,003,586,907*
	(9)	Sole dispositive power [None]
	(10)	Shared dispositive power 3,003,586,907*
(11)	Aggregate amount beneficially owned by each reporting person 3,003,586,907*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.4%
(14)	Type of reporting person (see instructions) CO

*

3,003,586,907 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 22.4% of Telecom Italia S.p.A.’s share capital. However, Telefónica, S.A. only owns 46.18% of Telco S.p.A.

Page 3 of 7 Pages

SCHEDULE 13D

This Amendment No. 5 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, as subsequently amended (the “Schedule 13D”), filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”). Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction

As previously described in Amendment No. 2 and No.3 to Schedule 13D (filed on November 23, 2009 and December 29, 2009 by Telefónica), the terms of SI’s exit were approved on November 26, 2009, and the SI Exit Transaction was concluded on December 22, 2009. In addition, as previously described in Amendment No. 4 to Schedule 13D (filed on January 26, 2010, by Telefónica), on January 11, 2010 Telco refinanced its existing financial indebtedness maturing through the New Refinancing Facility with the Senior Lenders.

On October 6, 2010, Telefónica, Intesa Sanpaolo, Mediobanca, and Generali (collectively, the “Existing Shareholders”), Telco, certain companies controlled by Telefónica, Telecom Italia and certain companies controlled by Telecom Italia entered into a “compromiso” (the “Compromiso”) in order to terminate certain administrative and judicial proceedings in Argentina related to the Telco investment in Telecom Italia. The Compromiso was required in order for the Argentinean authorities to approve the Telco investment in Telecom Italia and it was accepted by the competent Argentinean authorities on October 13, 2010. Pursuant to a deed of amendment dated as of December 10, 2010 (the “2010 Amendment Deed”), the Existing Shareholders implemented the Compromiso by inserting an additional clause into the Shareholders’ Agreement (with such amendments and integrations from time to time agreed, the “Prior Shareholders’ Agreement”) related to the governance of Telco and Telecom Italia with respect to the operations of Telecom Italia, Telefónica and their respective group companies which offer telecommunications, Internet, data, radio, media and substitute services in Argentina (the “Activities in the Argentinean Market”). A copy of the 2010 Amendment Deed is filed as Exhibit 23 hereto.

On February 29, 2012, the Existing Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the Prior Shareholders’ Agreement and enter into a new shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders’ Agreement dated as of April 28, 2007 between the Existing Shareholders and Sintonia S.A., as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “New Shareholders’ Agreement”). Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to Clause 8.5(a) of the Prior Shareholders’ Agreement was extended to February 28, 2015 pursuant to an amendment deed to the Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco. A copy of the Second Renewal Agreement is filed as Exhibit 24 hereto and a copy of the Option Amendment Deed is filed as Exhibit 25 hereto.

Page 4 of 7 Pages

In addition, on February 29, 2012, the Existing Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through appropriate financial instruments, contractual agreements and/or corporate transactions in proportion to their respective shareholdings of Telco. A copy of the Telco press release related to these events, dated February 29, 2012, is filed as Exhibit 26 hereto.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 5. Interest in Securities of the Issuer.

Telefónica together with the Italian Investors, through Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.4% of the outstanding Telecom Italia ordinary shares and approximately 15.4% of the total outstanding Telecom Italia shares. Telefónica may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions of such Telecom Italia Shares. However, Telefónica only owns 46.18% of Telco.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

2010 AMENDMENT DEED

The description of the 2010 Amendment Deed in the Introduction to this Amendment No. 5 is incorporated herein by reference.

As a result of the 2010 Amendment Deed, Telefónica and any person designated by Telefónica in Telco and/or any other company directly controlled or participated by Telco or Telecom Italia are prohibited from participating in, or voting with respect to, or vetoing decisions related to, deliberations in connection with the Activities in the Argentinean Market. In addition, Telefónica is prohibited from naming any person to the management, board of directors or board of auditors in companies directly or indirectly controlled by Telecom Italia and its controlled companies that undertake Activities in the Argentinean Market. Further, Telefónica is prohibited from appointing in Telco and Telecom Italia, any person that is simultaneously a member of the board of directors or an employee of Telefónica de Argentina S.A. or Telefónica Móviles Argentina S.A. Finally, Telefónica is prohibited from exercising direct or indirect control on any company controlled by Telecom Italia which carries out Activities in the Argentinean Market, including pursuant to the provisions of the Shareholders’ Agreement.

The provisions described above related to the Compromiso as well as prohibitions with respect to relationships between the companies controlled by Telefónica and Telecom Italia carrying out Activities in the Argentinean Market will remain in full force and effect in the event of a de-merger of Telco. The 2010 Amendment Deed also amends and integrates the by-laws of Telco to establish certain procedural devices to prohibit Telefónica’s participation in decisions related to Telecom Italia’s Activities in the Argentinean Market.

The foregoing summary of certain material provisions of the 2010 Amendment Deed does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 23 hereto.

Page 5 of 7 Pages

SECOND RENEWAL AGREEMENT

The description of the Second Renewal Agreement in the Introduction to this Amendment No. 5 is incorporated herein by reference.

Pursuant to the Second Renewal Agreement the parties agreed to terminate, effective the date thereof, the Prior Shareholders’ Agreement and enter into the New Shareholders’ Agreement for a period of three years as of February 29, 2012. The expiry date of the New Shareholders’ Agreement is February 28, 2015 (the “New Expiry Date”). The terms of the New Shareholders’ Agreement are substantially the same as the terms of the Prior Shareholders’ Agreement, except for the following modifications.

Each of the Existing Shareholders’ right to require that the other Existing Shareholders proceed with the non-proportional de-merger of Telco pursuant to Article 11 of the New Shareholders’ Agreement will only be exercisable by each of the Existing Shareholders by sending a de-merger notice between August 1, 2014 and August 28, 2014 (the “Final Notice Period”). Following such notice, the de-merger must be completed within a reasonable timeframe, but in no case later than six months following the later of (i) the receipt of the notice or (ii) the receipt of any required authorizations. In the event that one or more Existing Shareholders gives such written notice of de-merger in the last five days of the Final Notice Period, then such period will be extended until September 3, 2014. In the event that one of the Existing Shareholders requires the de-merger of Telco (the “Exiting Party”), the New Shareholders’ Agreement will continue in full force and effect (a) with respect to the Exiting Party, until the earlier of the date of completion of the de-merger and the New Expiry Date and (b) with respect to the other Existing Shareholders, that will not have exercised such right to require the de-merger until the New Expiry Date.

In addition to the foregoing right to require the de-merger of Telco pursuant to Article 11 of the New Shareholders’ Agreement, each Existing Shareholder will also have the right to withdraw from the New Shareholders’ Agreement (the “Right to Withdraw”) and require the other Existing Shareholders to cause the non-proportional de-merger of Telco pursuant to Article 11(b) of the New Shareholders’ Agreement by sending a notice between September 1, 2013 and September 28, 2013 (the “Anticipated Notice Period”). Following such notice, the de-merger must be completed within a reasonable timeframe, but in no case later than six months following the later of (i) the receipt of the notice or (ii) the receipt of any required authorizations. In the event that one or more Existing Shareholders give such written notice of de-merger in the last five days of the Anticipated Notice Period, then such period will be extended until October 3, 2013. In the event that one of the Existing Shareholders require the de-merger of Telco, the New Shareholders’ Agreement will continue in full force and effect (a) with respect to the Exiting Party, until the earlier of the date of completion of the de-merger and the New Expiry Date and (b) with respect to the other Existing Shareholders not having exercised the Right to Withdraw, not having exercised the right to require the de-merger until the New Expiry Date.

The foregoing summary of certain material provisions of the Second Renewal Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 24 hereto.

TELEFÓNICA OPTION AMENDMENT DEED

The description of the Telefónica Option Amendment Deed in the Introduction to this Amendment No. 5 is incorporated herein by reference.

Page 6 of 7 Pages

In addition to the extension of the Telefónica Option Agreement to the New Expiry Date, the Telefónica Option Amendment Deed confirmed that in the event that (i) all Existing Shareholders agree to an alternative method for a relevant Exiting Party to exercise its Right to Withdraw, and (ii) the Telco board of directors resolves to transfer Telecom Shares to such Exiting Party, then the Telecom Shares subsequently transferred to such Exiting Party pursuant to such board resolution will no longer be subject to the Option Agreement.

The foregoing summary of certain material provisions of the Option Amendment Deed does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 25 hereto.

Item 7. Materials to be Filed as Exhibits.

Exhibit 23:	Amendment Deed, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 24:	Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 25:	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco

Exhibit 26:	Telco S.p.A. press release, dated February 12, 2012

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12 , 2012

TELEFÓNICA, S.A.

By:	/s/ María Luz Medrano Aranguren
Name: María Luz Medrano Aranguren
Title: Group General Vice Counsel

Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecom Italiamunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15	Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.*

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.18	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).*

99.19	Telco S.p.A. press release, dated December 22, 2009.*

Exhibit No.

99.20	Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.21	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A. as shareholders.*

99.22	Telco S.p.A. press release, dated January 11, 2010. *

99.23	Amendment Deed, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.24	Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.25	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco

99.26	Telco S.p.A. press release, dated February 12, 2012

*	Previously filed.